ANNUAL REPORT 2001



TIFFANY & CO.





"WE WILL CONTINUE TO PURSUE THOSE ESTABLISHED AND TIME-TESTED GROWTH STRATEGIES THAT HAVE BEEN THE FOUNDATION OF OUR LONG-TERM SUCCESS."

(in thousands, except per share amounts and percentages)	2001	2000	Increase (Decrease)
NET SALES	$1,606,535	$1,668,056	(4)%
EARNINGS FROM OPERATIONS	$ 309,897	$ 327,396	(5)%
EARNINGS FROM OPERATIONS AS A PERCENTAGE OF NET SALES	19.3%	19.6%	
NET EARNINGS	$ 173,587	$ 190,584	(9)%
NET EARNINGS AS A PERCENTAGE OF NET SALES	10.8%	11.4%	
NET EARNINGS PER DILUTED SHARE	$ 1.15	$ 1.26	(9)%
WEIGHTED AVERAGE NUMBER OF DILUTED COMMON SHARES	150,517	151,816	
RETURN ON AVERAGE ASSETS	10.9%	13.1%	
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	17.7%	22.7%	
NET-DEBT AS A PERCENTAGE OF TOTAL CAPITAL	8.6%	7.5%	
CASH DIVIDENDS PER SHARE	$ 0.16	$ 0.15	7%

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years. All share and per share data have been retroactively adjusted to reflect the two-for-one stock split in 2000.


TIFFANY & CO.

The challenges of the retailing environment in 2001 were considerable. As economies weakened throughout the world, we faced difficult comparisons to our record results of the prior year. The tragic events of September 11th further impacted retail activity. Clearly, our short-term financial performance was affected, yet we believe we emerged well positioned to take advantage of the potential of Tiffany & Co.

Net sales of $1,606,535,000 in 2001 were 4% lower than the prior year, reflecting higher unit sales of jewelry but a lower average price per item purchased. On a constant-exchange-rate basis, which excludes the effect of translating foreign currency-denominated sales into U.S. dollars, sales were fractionally higher.

Sales in our three channels of distribution were, in varying degrees, affected by adverse external conditions. Comparable U.S. store sales declined 8%, reflecting restrained customer spending that was tied to difficult conditions in the economy and the financial markets, as well as the impact on store traffic and transactions following September 11th. In non-store U.S. sales, we saw strong growth in combined Internet/catalog sales, but softness in sales to businesses. In Japan, our largest international market and one of the largest markets for jewelry and other luxury products in the world, comparable store sales in local currency rose 3%, despite an economy that was mired in recession during much of the year. Markets elsewhere in Asia-Pacific, Europe and the other Americas posted mixed results.

The change in product sales mix toward a lower transaction size contributed to a higher gross margin, and we were able to limit growth in the expense ratio through rigorous expense control throughout the year. However, lower sales did result in a 9% decline in net earnings to $173,587,000, or $1.15 per diluted share, following a record performance in 2000 when net earnings reached $190,584,000 (a 31% increase) and net sales rose 13%. Net earnings have increased at a 24% compound annual growth rate over the past five years notwithstanding the difficulties of 2001.

Despite sales and earnings shortfalls, productivity remained high in 2001, with returns on average assets and stockholders' equity of 11% and 18%. And despite significant capital expenditures for distribution and manufacturing facilities needed to support future growth, and opportunistic share repurchases, our cash flow enabled us to maintain a strong balance sheet. Net-debt leverage was 9% and Tiffany's stockholders' equity reached a milestone — exceeding one billion dollars at year-end.

This was also another year of noteworthy and exciting achievements. Our worldwide store expansion program continued unabated resulting in a 9% increase in Company-operated square footage. That included new stores in San Jose, California and Tampa, Florida, as well as four boutiques in Japan, and new locations in Melbourne, Rome and London. We entered two new markets with stores in São Paulo and Beijing. We also reaffirmed our leadership in our oldest market by increasing selling space in our New York flagship store. The newly renovated second floor of the flagship store now features greatly expanded selections of engagement and other jewelry, presented in an elegant, warmly welcoming environment that celebrates the flagship store's architectural heritage.

In merchandising, our active product development program was highlighted by the launch of TIFFANY LACE,™ a richly fluid, fabric-like collection of jewelry interpreted in platinum, diamonds and pearls. We added to our patented LUCIDA® collection with the introduction of stud earrings, bracelets and pendants. Innovation was also evident in our silver jewelry introductions, which included an archival cuff collection and beautifully sculpted ETOILE™ silver jewelry accented with a range of gemstones. Elsa Peretti added new touches to her range of jewelry and tableware offerings. We introduced the BISCAYNE™ collection of gold jewelry and colored stones. Paloma Picasso introduced new bold designs with color. And we were delighted to offer the T-150, a unique, limited edition watch that commemorates the 150th anniversary of Tiffany's relationship with Patek Philippe. Looking to the future, we move closer to our planned 2002 launch of an exciting new collection of watches.

Our marketing communications — through print advertising in leading newspapers and magazines, as well as through catalogs and our Web site — continued to expand customer awareness in existing and new markets in 2001.

In anticipation of increased product demand and to improve profitability, we added substantial manufacturing capacity. Our new, specially designed, 100,000 square foot facility in Cumberland, Rhode Island will produce a significant portion of our requirements for gold and silver jewelry.

We also completed plans for increased distribution capacity, breaking ground for a new facility scheduled to open in late 2003. From this new facility, products in our famous TIFFANY BLUE BOX® will be shipped directly to retail, catalog, Internet and business customers, enabling our existing facility to handle retail store replenishment worldwide.

Why is it that Tiffany & Co. has endured so long and will continue to do so?

First, there is a fundamental demand for our products — classic designs, beautifully crafted, intended to honor and celebrate life's important occasions.

Second, there is the character of the TIFFANY & CO.® brand itself. As we have said repeatedly, Tiffany has never been about fashion, luxury or excess. Tiffany is about things that last. And that perspective is perhaps more important today than at any time in our history.

Product and brand integrity cannot be easily represented on our balance sheet, yet these very assets have been, and will continue to be, an engine of Tiffany's growth and success. With them, we have gained a position of leadership in a market that is vast but competitively fragmented. Few jewelers, indeed few retailers anywhere, can claim the admiration and trust that Tiffany has earned and enjoys among its customers.

Our mission remains unchanged: to be the world's most respected jewelry retailer.

Our vision also remains unchanged: to selectively expand our business where appropriate.

Clearly, we were disappointed that Tiffany's profitability in 2001 did not increase at the rate we have come to expect in recent years. Yet our confidence about Tiffany's future is stronger than ever, based upon our proven, disciplined approach to long-term development. Despite short-term macroeconomic challenges, we will continue to pursue those established and time-tested growth strategies — highlighted in the following pages — that have been the foundation of our long-term success.

We want to express our gratitude and appreciation to our employees, to our customers, to our Board of Directors and to our shareholders for sharing confidence with us in Tiffany's future.

Sincerely,

William R. Chaney
CHAIRMAN OF THE BOARD

Michael J. Kowalski
PRESIDENT AND CHIEF EXECUTIVE OFFICER

March 1, 2002



WILLIAM R. CHANEY
CHAIRMAN OF THE BOARD



MICHAEL J. KOWALSKI
PRESIDENT AND CHIEF EXECUTIVE OFFICER







Every year Tiffany introduces exciting and innovative design ideas. CLOCKWISE: *Gold Mesh bracelet.* ELSA PERETTI® *wave earrings.* TIFFANY NATURE™ *cuffs, inspired by designs from the Tiffany Archives.* RIGHT: *Necklace from the* TIFFANY LACE™ *Collection.*

TIFFANY'S MERCHANDISING STRATEGY REFLECTS OUR COMMITMENT TO PRODUCT EXCELLENCE – IN DESIGN, QUALITY AND ENDURING VALUE. WE WILL FURTHER EXPAND THE APPEAL OF OUR EXISTING PRODUCTS BY CONTINUOUSLY OFFERING NEW DESIGNS. WE WILL MEET GROWING CUSTOMER DEMAND THROUGH GREATER INTERNAL MANUFACTURING THAT COMPLEMENTS RELATIONSHIPS WITH OUTSIDE SUPPLIERS.



TIFFANY'S ADVERTISING PRESENTS THE BEAUTY AND CRAFTSMANSHIP OF OUR DESIGNS. OUR MULTILAYERED MARKETING COMMUNICATIONS – USING PRINT MEDIA, CATALOGS AND THE INTERNET – ENHANCE CUSTOMER AWARENESS IN THE VAST MARKETS THAT WE SERVE AND HELP TO SUSTAIN LONG-TERM COMPARABLE STORE SALES GROWTH.



TIFFANY & CO.


TIFFANY & CO.


TIFFANY & CO.


TIFFANY GOLD.
RESTRAINED.
REFINED.
REMARKABLE.
TIFFANY & CO.

Tiffany utilizes a variety of different media vehicles to communicate to audiences worldwide.
LEFT: *Posters are used in selected markets.* CLOCKWISE: *Direct response brochure, featuring the designs of Jean Schlumberger. Single page magazine and newspaper image advertisement. Double page magazine advertisement.*






ABOUT TIFFANY
JEWELRY EXPERTISE
Welcome to Tiffany & Co.,
house of design since 1837.
TIFFANY LACE COLLECTION
SIMPLY SPECTACULAR
CATALOGUE QUICK ORDER
SHOPPING
TIFFANY & Co.
BRIDAL REGISTRY
TIFFANY FOR BUSINESS
CUSTOMER SERVICE
STORE LOCATIONS

CLOCKWISE: *In the New York flagship store, Tiffany recently opened a sumptuously refurbished second floor, the new home for engagement and other jewelry. Tiffany's Web site is a global window into the beauty of Tiffany design. The signature* ATLAS® *clock is seen at Tiffany locations worldwide.* RIGHT: *The celebrated* TIFFANY BLUE BOX.®

TIFFANY'S STRATEGY IS TO EXPAND ITS RETAIL PRESENCE – CONTINUING ITS SELECTIVE AND DISCIPLINED APPROACH – WITH ADDITIONAL STORES IN MAJOR U.S. AND INTERNATIONAL MARKETS. IN TOTAL, WE PLAN TO INCREASE WORLDWIDE SQUARE FOOTAGE BY AT LEAST 5% ANNUALLY, FOCUSING ON OPENING COMPANY-OPERATED STORES AND BOUTIQUES, AS WELL AS EXPANDING OUR DIRECT MARKETING ACTIVITIES.





The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 1997-2001. All references to years relate to the fiscal year that ends on January 31 of the following calendar year. Net sales and gross profit have been reclassified for all periods presented to reflect the adoption in 2000 of the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." All share and per share data have been retroactively adjusted to reflect the two-for-one splits in 2000 and 1999 of the Company's Common Stock effected in the form of share distributions (stock dividends).

(in thousands, except per share amounts, percentages, stores and boutiques and employees)	**2001**	2000	1999	1998	1997
EARNINGS DATA					
Net sales	**$1,606,535**	$1,668,056	$1,471,690	$1,177,929	$1,024,843
Gross profit	**943,477**	948,414	821,680	625,599	536,016
Earnings from operations	**309,897**	327,396	256,883	161,122	133,422
Net earnings	**173,587**	190,584	145,679	90,062	72,822
Net earnings per diluted share	**1.15**	1.26	0.97	0.63	0.50
Weighted average number of diluted common shares	**150,517**	151,816	149,666	143,936	144,416
BALANCE SHEET AND CASH FLOW DATA					
Total assets	**$1,629,868**	$1,568,340	$1,343,562	$1,057,023	$ 827,067
Cash and cash equivalents	**173,675**	195,613	216,936	188,593	107,252
Inventories, net	**611,653**	651,717	504,800	481,439	386,431
Working capital	**612,978**	667,647	610,685	522,927	381,084
Net cash provided by operations	**241,506**	110,696	230,351	80,178	29,652
Capital expenditures	**170,806**	108,382	171,237	62,821	50,565
Short-term borrowings and current portion of long-term debt	**91,902**	28,778	20,646	97,370	90,054
Long-term debt	**179,065**	242,157	249,581	194,420	90,930
Stockholders' equity	**1,036,945**	925,483	757,076	516,453	443,724
Stockholders' equity per share	**7.15**	6.34	5.22	3.72	3.18
Cash dividends per share	**0.160**	0.150	0.113	0.085	0.065
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Earnings from operations	**19.3%**	19.6%	17.5%	13.7%	13.0%
Net earnings	**10.8%**	11.4%	9.9%	7.6%	7.1%
Current ratio	**2.8:1**	3.0:1	3.2:1	2.8:1	2.5:1
Return on average assets	**10.9%**	13.1%	12.1%	9.6%	9.3%
Return on average stockholders' equity	**17.7%**	22.7%	22.9%	18.8%	17.7%
Net-debt as a percentage of total capital	**8.6%**	7.5%	6.6%	16.7%	14.2%
Company-operated stores and boutiques	**126**	119	110	104	96
Number of employees	**5,938**	5,960	5,368	4,845	4,360

RESULTS OF OPERATIONS

Critical Accounting Policies

Management's discussion and analysis of results of operations and financial condition are based upon the Company's consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes and uncollectible accounts, the recoverability of non-consolidated investments and long-lived assets and pension and other postretirement benefits. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of the Company's consolidated financial statements:

Sales returns: Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. The Company's customers have the right to return merchandise. Sales are reported net of returns. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience.

Credit losses: The Company maintains a reserve for potential credit losses based on estimates of the credit-worthiness of the Company's customers. If the financial condition of the Company's customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory: The Company writes down its inventory for discontinued, slow-moving and unmarketable inventory. This write-down is equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, the Company's domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Fluctuation in inventory levels, along with the cost of raw materials, could impact the carrying value of the Company's inventory.

Long-lived assets: The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period.

Non-consolidated investments: Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Income taxes: Income taxes are accounted for by using the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect in the years in which the differences are expected to reverse to differences between the book and tax bases of existing assets and liabilities. The Company believes that all net deferred tax assets shown on its balance sheet are more likely than not to be realized in the future. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period such determination was made.

Employee benefit plans: The Company maintains a noncontributory defined benefit pension plan covering substantially all domestic salaried and full-time hourly employees and provides certain postretirement health care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant declines in interest rates, declining securities market values and changes to projected increases in health care costs would require the Company to revise key assumptions and could result in a charge to earnings.

Overview

The Company operates three channels of distribution. U.S. Retail includes retail sales in Company-operated stores in the U.S.; International Retail primarily includes retail sales in Company-operated stores and boutiques in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.

All references to years relate to the fiscal year that ends on January 31 of the following calendar year. All share and per share data have been retroactively adjusted to reflect the two-for-one stock splits in 2000 and 1999.

Net sales declined 4% in 2001 following a 13% increase in 2000. The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar. On a constant-exchange-rate basis, net sales increased fractionally in 2001 and rose 13% in 2000, largely due to a worldwide comparable store sales decline of 4% in 2001 and an increase of 13% in 2000. Net earnings declined 9% in 2001 following a 31% increase in 2000.

In order to focus on Company-operated stores and to eliminate marginally profitable operations, the Company eliminated certain wholesale selling operations. In January 2001, wholesale sales of fragrance products were discontinued in the U.S. and in most international markets; in July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; and in January 2000, wholesale sales of jewelry and non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. There were no product return reserves remaining for these operations at January 31, 2002. Management believes that these decisions, singularly and in the aggregate, did not significantly affect the Company's financial position, earnings or cash flows, although the elimination of wholesale sales and the related accounts receivable modestly affected year-over-year comparisons.

Net sales includes shipping and handling fees billed to customers while cost of sales includes the related costs as recommended by the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs."

The following table highlights certain operating data as a percentage of net sales:

	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**41.3**	43.1	44.2
Gross profit	**58.7**	56.9	55.8
Selling, general and administrative expenses	**39.4**	37.3	38.3
Earnings from operations	**19.3**	19.6	17.5
Other expenses, net	**1.3**	0.6	0.6
Earnings before income taxes	**18.0**	19.0	16.9
Provision for income taxes	**7.2**	7.6	7.0
Net earnings	**10.8%**	11.4%	9.9%

Net Sales

Net sales by channel of distribution were as follows:

(in thousands)	2001	2000	1999
U.S. Retail	$ 786,792	$ 833,221	$ 744,425
International Retail	659,028	679,274	589,607
Direct Marketing	160,715	155,561	137,658
	$1,606,535	$1,668,056	$1,471,690

(percentage of net sales)	2001	2000	1999
U.S. Retail	49%	50%	51%
International Retail	41	41	40
Direct Marketing	10	9	9
	100%	100%	100%

U.S. Retail sales declined 6% in 2001 and rose 12% in 2000, largely reflecting a comparable store sales decline of 8% in 2001, following a 12% increase in 2000. Management attributes the comparable store sales decline in 2001 to challenging economic and retail conditions that resulted in smaller average transaction sizes, as well as lower levels of customer traffic and transactions in many of Tiffany's stores following the events of September 11th. The comparable store sales increase in 2000 was geographically broad-based and was due to an increased number of transactions. Sales in the New York flagship store declined 15% in 2001 and rose 6% in 2000, and represented 11%, 12% and 13% of net sales in 2001, 2000 and 1999. Comparable U.S. branch store sales declined 6% in 2001 and increased 15% in 2000. Comparable sales to domestic customers, accounting for the majority of U.S. sales, decreased in 2001 and rose in 2000. Comparable sales to foreign tourists, as a percentage of U.S. Retail sales, decreased in 2001 and were unchanged in 2000. The Company opened two U.S. stores in 2001 and four stores in 2000 and, as part of a multi-year renovation project, added an additional selling floor in its New York flagship store in November 2001.

International Retail sales decreased 3% in 2001 and increased 15% in 2000. When compared with the prior year, the average yen rate was weaker in 2001 and stronger in 2000. Therefore, on a constant-exchange-rate basis, International Retail sales rose 7% in 2001 and 14% in 2000. Japan represented 28%, 28% and 27% of net sales in 2001, 2000 and 1999. Total retail sales in Japan in local currency rose 10% in 2001 and 13% in 2000, partly due to comparable store sales growth of 3% in 2001 and 11% in 2000. Management believes that increasingly difficult economic conditions in Japan affected sales growth in 2001. Unit sales rose in 2001 and 2000 but were partly offset in 2001 by a smaller average transaction size. In 2001, four new boutiques were opened and one older one was closed, while in 2000 three new boutiques were opened and three older ones were closed. The Asia-Pacific region outside Japan represented 6%, 7% and 7% of net sales in 2001, 2000 and 1999. Comparable sales on a constant-exchange-rate basis in Company-operated stores and boutiques in that region declined fractionally in 2001 and rose 26% in 2000. In that region, the Company opened two stores and closed three boutiques in 2001, while in 2000 the Company opened four retail stores. Europe represented 4% of net sales in 2001, 2000 and 1999 and comparable sales on a constant-exchange-rate basis in Company-operated stores increased 1% in 2001 and rose 23% in 2000. The Company opened two stores in Europe in 2001.

Worldwide gross square footage for Company-operated stores increased 9% in 2001 and 7% in 2000. The Company's strategy is to continue to open Company-operated stores in U.S. and international markets with an overall objective of at least 5% annual growth in gross retail store square footage. The long-term plan in the U.S. is to open an average of three to five stores per year in new and/or existing markets. Plans for 2002 include opening stores in St. Louis, Missouri, Orlando, Florida, Bellevue, Washington, East Hampton, New York and Honolulu, Hawaii (which will replace two existing hotel boutiques). The Company's long-term international expansion plans include opening two to three locations per year in Japan and renovating and/or expanding certain existing locations, as well as opening locations in other international markets. Plans for 2002 include opening two boutiques in Japan, and additional retail stores in Korea and Taiwan.

In 2001, the Company signed new distribution agreements with Mitsukoshi Ltd. of Japan ("Mitsukoshi"), whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Existing agreements were scheduled to expire in 2001. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of 24 TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company is not restricted from further expansion of its Tokyo operations. In addition, the Company will pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, followed by a greater reduction in fees beginning in 2003.

Direct Marketing sales increased 3% in 2001 following a 13% increase in 2000. Sales in the Business Sales division (formerly called the Corporate division) declined 13% in 2001 due to a lower average order size and rose 7% in 2000 primarily due to an increased number of orders. Combined Internet and catalog sales increased 23% in 2001 and 21% in 2000, primarily due to strong growth in Internet sales. The Company launched Internet sales in 1999 and, since then, has increased the number of products online from approximately 225 to 2,400 and plans a modest increase in products in 2002. The Company mailed 26 million, 25 million and 26 million catalogs in 2001, 2000 and 1999 and currently plans to mail 24-25 million catalogs in 2002.

Gross Profit

Gross profit as a percentage of net sales ("gross margin") increased in 2001 and 2000. Management attributes the increases in both years to shifts in sales mix toward lower-priced items that carry a higher gross margin, as well as to improved efficiencies in product manufacturing and sourcing and selective price increases. In 2000, the Company also achieved the leverage effect of increased sales on the fixed component of cost of sales. The Company's hedging program (see Note K to the Consolidated Financial Statements) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations, but the Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing. Management's ongoing strategy and objectives include achieving further product manufacturing/sourcing efficiencies, leveraging its fixed costs and implementing selective price adjustments, in order to maintain the Company's gross margin at, or above, prior year levels.

Selling, General and Administrative Expenses ("SG&A")

SG&A increased 2% in 2001 and 10% in 2000. In both years, SG&A growth was affected by incremental depreciation, staffing, occupancy and marketing expenses related to the Company's overall worldwide expansion program. Management acted to restrain growth in discretionary spending in 2001. However, the rate of SG&A growth was also moderated by lower sales-related variable expenses and by the translation effect of a weaker yen; the latter two factors had the opposite effect on the rate of SG&A growth in 2000. As a percentage of net sales, SG&A rose in 2001 following a decline in 2000. Management's longer-term objective is to reduce this percentage by leveraging sales growth against the Company's fixed-expense base.

Earnings from Operations

As a result of the above factors, earnings from operations declined 5% in 2001 following a 27% increase in 2000. As a percentage of net sales, earnings from operations declined in 2001 and increased in 2000. On a reportable segment basis, the ratio of earnings from operations (before the effect of unallocated corporate expenses and interest and other expenses, net) to net sales in 2001, 2000 and 1999 was as follows: U.S. Retail was 25%, 28% and 24%; International Retail was 30%, 28% and 25%; and Direct Marketing was 16%, 14% and 13%. Sales levels, gross margins and the ability to leverage fixed expenses affected changes in profitability in each segment.

Interest Expense and Financing Costs

In 2001, interest expense rose primarily due to interest costs resulting from the Company's decision to purchase its 370,000 square foot Parsippany, New Jersey customer service/distribution center and office facility ("CSC") which resulted in the conversion of the operating lease into a capital lease. In 2000, interest expense rose due to higher short-term borrowings related to increased working capital and capital expenditure requirements. Management expects interest expense and financing costs to increase modestly in 2002 primarily as a result of the Company's planned expansion.

Other Expense (Income), Net

Other expense (income), net includes interest income and realized and unrealized gains (losses) on investment activities. In 2001, other expense (income), net declined due to lower interest income earned on cash and cash equivalents, a pretax impairment charge of $7,800,000, representing the Company's total investment in a third-party provider of online wedding gift registry services, and the recognition of the Company's share of losses in equity investments. This was partially offset by a pretax gain of $5,257,000, based on the Company's approximate 14.7% equity interest in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, which sold its interest in the Snap Lake Project to De Beers Canada Mining, Inc. in February 2001. In 2000, other expense (income), net rose due to higher interest income earned on cash and cash equivalents.

Provision for Income Taxes

The Company's effective tax rate was 40.0% in both 2001 and 2000 and was 41.3% in 1999. The declining rate in 2000 was due to shifts in the geographical business mix toward lower-tax jurisdictions.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company will be required to review goodwill and certain other intangible assets annually for potential impairment. On February 1, 2002, the Company adopted these standards and their application is not expected to have a significant impact on the Company's financial position, earnings or cash flows.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for the fiscal year beginning February 1, 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard and its application had no significant impact on its financial position, earnings or cash flows.

Euro Conversion

On January 1, 2002, new euro-denominated bills and coins were issued by 11 of the 15 member countries of the European Economic and Monetary Union, and existing currencies have since been withdrawn from circulation. The Company's policy is to maintain uniform pricing among the member countries and, as a result, the conversion to the euro had no impact on the financial position, earnings or cash flows of the Company's European businesses.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion. Management believes that the Company's financial condition at January 31, 2002 provides sufficient resources to support current business activities and planned expansion.

The Company achieved net cash inflows from operating activities of $241,506,000 in 2001, $110,696,000 in 2000 and $230,351,000 in 1999. The inflow in 2001 was greater than 2000 largely due to decreased raw material inventory purchases. The inflow in 2000 was below 1999 due to increased inventory purchases of finished goods and raw materials.

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $612,978,000 and 2.8:1 at January 31, 2002 compared with $667,647,000 and 3.0:1 at January 31, 2001.

Accounts receivable at January 31, 2002 were 8% below January 31, 2001 primarily due to lower sales.

Inventories at January 31, 2002 were 6% below January 31, 2001 and, on a constant-exchange-rate basis, were 1% below January 31, 2001. A 3% increase in finished goods was primarily due to lower-than-expected sales levels partially offset by the translation impact, in the amount of $31,900,000, resulting from the strengthening of the U.S. dollar. On a constant-exchange-rate basis, finished goods inventories were 10% above January 31, 2001. Finished goods inventories were increased to support store openings, product introductions and wider assortment and greater availability especially in the engagement jewelry category. In order to adjust inventory levels to reflect sales demand in 2001, management reduced the quantities of certain finished goods to be purchased from outside suppliers and selectively adjusted levels of internal production. The effect was a deceleration in the rate of year-over-year inventory growth at the end of each quarter in 2001. More than offsetting higher finished goods was a 40% decline in raw material and work-in-process inventories from January 31, 2001 levels. In the latter part of 2000, the Company had made strategic purchases of diamonds to address the tightening in the market supply of high-quality diamonds, and increased production to ensure adequate inventory position in certain categories. The Company's ongoing inventory objectives are: to refine worldwide replenishment systems; to focus on the specialized disciplines of product development, category management and sales demand forecasting; to improve presentation and management of inventories in each store; and to improve warehouse management and supply-chain logistics. Management expects that inventory levels in 2002 will increase to support anticipated sales growth and new stores, as well as product introductions that include a new collection of watches.

Capital expenditures and the payment of the capital lease purchase obligation were $210,291,000 in 2001, $108,382,000 in 2000 and $171,237,000 in 1999. In all three years, a portion of capital expenditures was related to the opening, renovation and/or expansion of retail stores and office facilities, expansion of internal jewelry manufacturing and investments in new systems. The increase in 2001 included costs related to the capital lease buyout and expansion of the CSC. The Company also commenced construction of a 266,000 square foot customer fulfillment/ distribution center ("CFC") in Hanover Township, New Jersey that will fulfill shipments to retail, catalog, Internet and business sales customers. Upon completion of the CFC, the Company's existing CSC will be used primarily to replenish store inventories. The CFC is scheduled to open in late 2003 and the Company estimates that the overall cost of that project will be approximately $98,500,000 of which $24,330,000 has been incurred. In 2000, the Company began a four-year project to renovate and reconfigure its New York flagship store in order to increase the total sales area by 25% and to provide additional space for customer service, customer hospitality and special exhibitions. The new second floor opened in November 2001 and provides an expanded presentation of engagement and other jewelry. In addition, in conjunction with the New York store project, the Company relocated its after-sales service functions to a new location and relocated several of its administrative functions. The Company spent $33,339,000 in 2001 and $38,768,000 to date for the New York store and related projects. Based on current plans, the Company estimates that the overall cost of these projects will be approximately $85,000,000. Capital expenditures in 1999 included the Company's cash purchase of the land and building housing its New York flagship store. Based on current plans, management expects that capital expenditures will be approximately $175,000,000–$200,000,000 in 2002, due to costs related to the opening, renovation and expansion of store and distribution facilities, as well as ongoing investments in new systems.

In May 2001, the Company made an equity investment in Little Switzerland, Inc., a publicly-traded company headquartered in the U.S. Virgin Islands, by purchasing 7,410,000 newly issued unregistered shares of its common stock, which represented approximately 45% of Little Switzerland's outstanding shares, at a cost of $9,546,000, and has provided a loan of $2,500,000.

In February 2000, the Company acquired an approximate 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. Immediately thereafter, the Company entered into a Gift Registry Service Agreement, and, as a result, the Company offers its products through Della's site and Della developed an online wedding gift registry for the Company, which was launched in August 2000. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to an approximate 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. In 2001, the Company recorded a pretax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber by purchasing 8 million unregistered shares of its common stock, which represents approximately 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamonds. Production is expected to commence in the first half of 2003. In addition, the Company has formed a joint venture and has entered into a diamond purchase agreement with Aber. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

Cash dividends were $23,315,000 in 2001, $21,820,000 in 2000 and $16,083,000 in 1999. In both May 2000 and May 1999, the Board of Directors declared a 33% increase in the quarterly dividend rate on common shares, effective in July 2000 and July 1999. The dividend payout ratio (dividends as a percentage of net earnings) was 13% in 2001 and 11% in both 2000 and 1999. The Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superceded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. At January 31, 2002, $58,622,000 remained available for future share repurchases. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share; repurchased and retired 465,000 shares of Common Stock in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share. No repurchases were made in 1999.

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.69 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and used to support strategic initiatives and ongoing business expansion.

In October 1999, the Company entered into a yen 5,500,000,000, five-year term loan agreement due 2004, bearing interest at the six-month Japanese LIBOR, plus 50 basis points, adjusted every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. At the same time, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of 1.815% and receives the floating rate.

The Company's sources of working capital are internally-generated cash flows and borrowings available under a multicurrency revolving credit facility ("Credit Facility"). In November 2001, the Credit Facility was amended to increase the amount from $160,000,000 to $200,000,000 and the number of banks from five to six. The Credit Facility entitles the Company to borrow $38,750,000 on a pro-rata basis from each of three banks, $25,000,000 from one bank, $15,000,000 from another bank and $43,750,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires in November 2006.

The Company has issued, at par, $51,500,000 of 7.52% Senior Notes Due January 31, 2003. In order to provide funds for the redemption of these Senior Notes, as well as for general corporate purposes, the Company is evaluating a new debt issuance in an amount of up to $100,000,000.

Management anticipates that internally-generated cash flows, funds available under the Credit Facility and the completion of a new debt issuance will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

Net-debt (short-term borrowings plus the current portion of long-term debt plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $97,292,000 and 9% at January 31, 2002, compared with $75,322,000 and 8% at January 31, 2001.

Contractual Cash Obligations and Commercial Commitments

The following summarizes the Company's contractual cash obligations at January 31, 2002:

(in thousands)	Total	Due 2002	Due 2003–2005	Due Thereafter
Long-term debt	$ 230,565	$ 51,500	$ 41,415	$137,650
Operating leases	432,447	51,771	128,211	252,465
Inventory purchase obligations	597,370	97,370	150,000	350,000
Construction-in-progress	33,562	26,162	7,400	–
Other contractual obligations	2,700	1,000	1,700	–
Total contractual cash obligations	$1,296,644	$227,803	$328,726	$740,115

The following summarizes the Company's commercial commitments at January 31, 2002:

		Amount of commitment expiration per period		
(in thousands)	Total Amounts Committed	Less Than 1 year	1–3 years	Over 4 years
Lines of credit[1]	$205,474	$ 5,474	$ –	$ 200,000
Letters of credit and financial guarantees	12,314	10,732	1,582	–
Total commercial commitments	$217,788	$16,206	$1,582	$ 200,000

(1) At January 31, 2002, $40,402,000 was drawn against these facilities.

Market Risk

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

The Company uses foreign currency-purchased put options, primarily yen, and, to a lesser extent, foreign-exchange forward contracts to minimize the impact from a significant strengthening of the U.S. dollar on foreign currency-denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. The unrealized gain on the Company's purchased put options amounted to $8,109,000 at January 31, 2002 and $5,503,000 at January 31, 2001. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen-exchange rates are stronger than the contracted exchange rates, the Company will allow the option to expire, limiting its loss to the cost of the option contract. At January 31, 2002 and 2001, a 10% appreciation in yen-exchange rates from the prevailing market rates would have resulted in an unrealized loss equal to the cost of the option contracts (which was $3,276,000 and $2,282,000). At January 31, 2002 and 2001, a 10% depreciation in yen-exchange rates from the prevailing market rates would have resulted in additional unrealized gains of $12,389,000 and $8,746,000.

The Company also manages its fixed-rate debt liability to reduce its exposure to interest rate changes. The fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in gains (losses) in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2002 and 2001, the market value of the Company's fixed-rate long-term debt would have decreased by $9,562,000 and $10,996,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2002 and 2001, the market value of the Company's fixed-rate long-term debt would have increased by $10,321,000 and $11,938,000.

The Company uses an interest-rate swap to manage its yen-denominated floating-rate long-term debt in order to reduce the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. The Company monitors its interest rate risk on the basis of changes in fair value. If there had been a 10% decrease in interest rates at January 31, 2002 and 2001, the loss for changes in market value of the interest-rate swap and the underlying debt would have been $20,000 and $10,000.

Management neither foresees nor expects significant changes in its exposure to interest rate fluctuations, nor in its market risk-management practices.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

Risk Factors

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (ii) that consumer spending does not decline substantially during the fourth quarter of any year; (iii) that the events of September 11, 2001 and subsequent military operations, as well as unsettled global political and economic conditions, do not result in long-term disruptions to, or a slowing of, tourist travel; (iv) that sales in Japan will not decline substantially; (v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores in which TIFFANY & CO. boutiques are located; (vii) that Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (ix) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (x) that the investment in Aber achieves its financial and strategic objectives; (xi) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations; (xii) that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements; and (xiii) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis.

REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. Their report is shown on this page.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent accountants to discuss specific accounting, financial reporting and internal control matters. Both the independent accountants and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

William R. Chaney
CHAIRMAN OF THE BOARD

Michael J. Kowalski
PRESIDENT AND CHIEF EXECUTIVE OFFICER

James N. Fernandez
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries at January 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 27, 2002

(in thousands, except per share amount)	January 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 173,675	$ 195,613
Accounts receivable, less allowances of $6,878 and $7,973	98,527	106,988
Inventories, net	611,653	651,717
Deferred income taxes	41,170	28,069
Prepaid expenses and other current assets	29,389	22,458
Total current assets	954,414	1,004,845
Property, plant and equipment, net	525,585	423,244
Deferred income taxes	4,560	7,282
Other assets, net	145,309	132,969
	$1,629,868	$1,568,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 40,402	$ 28,778
Current portion of long-term debt	51,500	–
Obligation under capital lease	–	40,747
Accounts payable and accrued liabilities	161,782	189,531
Income taxes payable	48,997	42,085
Merchandise and other customer credits	38,755	36,057
Total current liabilities	341,436	337,198
Long-term debt	179,065	242,157
Postretirement/employment benefit obligations	29,999	26,134
Other long-term liabilities	42,423	37,368
Commitments and contingencies		
Stockholders' equity:		
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 145,001 and 145,897	1,450	1,459
Additional paid-in capital	330,743	318,794
Retained earnings	743,543	630,076
Accumulated other comprehensive (loss) gain:		
Foreign currency translation adjustments	(45,306)	(24,846)
Cash flow hedging instruments	6,515	–
Total stockholders' equity	1,036,945	925,483
	$1,629,868	$1,568,340

See Notes to Consolidated Financial Statements.

(in thousands, except per share amounts)	Years Ended January 31, 2002	2001	2000
Net sales	$1,606,535	$1,668,056	$1,471,690
Cost of sales	663,058	719,642	650,010
Gross profit	943,477	948,414	821,680
Selling, general and administrative expenses	633,580	621,018	564,797
Earnings from operations	309,897	327,396	256,883
Interest expense and financing costs	19,834	16,207	15,038
Other expense (income), net	751	(6,452)	(6,213)
Earnings before income taxes	289,312	317,641	248,058
Provision for income taxes	115,725	127,057	102,379
Net earnings	$ 173,587	$ 190,584	$ 145,679
Net earnings per share:			
Basic	$ 1.19	$ 1.31	$ 1.02
Diluted	$ 1.15	$ 1.26	$ 0.97
Weighted average number of common shares:			
Basic	145,535	145,493	142,968
Diluted	150,517	151,816	149,666

See Notes to Consolidated Financial Statements.

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital
Balances, January 31, 1999	$ 516,453	$ 344,223	$ (13,355)	138,932	$ 1,390	$ 184,195
Exercise of stock options	16,380	–	–	3,006	30	16,350
Tax benefit from exercise of stock options	19,632	–	–	–	–	19,632
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	1,600	–	–	114	1	1,599
Issuance of Common Stock, net of issuance costs of $168	71,426	–	–	2,900	29	71,397
Cash dividends on Common Stock	(16,083)	(16,083)	–	–	–	–
Foreign currency translation adjustments	1,989	–	1,989	–	–	–
Net earnings	145,679	145,679	–	–	–	–
Balances, January 31, 2000	757,076	473,819	(11,366)	144,952	1,450	293,173
Exercise of stock options	10,741	–	–	1,307	13	10,728
Tax benefit from exercise of stock options	12,401	–	–	–	–	12,401
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	3,300	–	–	103	1	3,299
Purchase and retirement of Common Stock	(13,319)	(12,507)	–	(465)	(5)	(807)
Cash dividends on Common Stock	(21,820)	(21,820)	–	–	–	–
Foreign currency translation adjustments	(13,480)	–	(13,480)	–	–	–
Net earnings	190,584	190,584	–	–	–	–
Balances, January 31, 2001	925,483	630,076	(24,846)	145,897	1,459	318,794
Exercise of stock options	6,306	–	–	643	7	6,299
Tax benefit from exercise of stock options	5,294	–	–	–	–	5,294
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,800	–	–	89	1	2,799
Purchase and retirement of Common Stock	(39,265)	(36,805)	–	(1,628)	(17)	(2,443)
Cash dividends on Common Stock	(23,315)	(23,315)	–	–	–	–
Cash flow hedging instruments	6,515	–	6,515	–	–	–
Foreign currency translation adjustments	(20,460)	–	(20,460)	–	–	–
Net earnings	173,587	173,587	–	–	–	–
Balances, January 31, 2002	**$1,036,945**	**$743,543**	**$(38,791)**	**145,001**	**$1,450**	**$330,743**

Comprehensive earnings is as follows:	**2002**	2001	2000
Net earnings	**$173,587**	$ 190,584	$145,679
Cash flow hedging instruments (net of taxes of $3,508)	**6,515**	–	–
Foreign currency translation adjustments	**(20,460)**	(13,480)	1,989
	$159,642	$ 177,104	$147,668

See Notes to Consolidated Financial Statements.

			Years Ended January 31,
(in thousands)	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$173,587	$190,584	$145,679
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	64,627	46,735	41,543
(Gain) loss on equity investments	(2,633)	1,168	193
Provision for uncollectible accounts	1,702	1,277	1,442
Provision for inventories	10,085	17,666	3,507
Impairment of investment in third-party online provider	7,800	–	–
Tax benefit from exercise of stock options	5,294	12,401	19,632
Deferred income taxes	(14,668)	782	(8,980)
Loss on disposal of fixed assets	532	773	17
Provision for postretirement/employment benefits	3,865	2,970	1,626
Changes in assets and liabilities:			
Accounts receivable	4,107	10,235	(12,742)
Inventories	2,819	(182,041)	(13,398)
Prepaid expenses and other current assets	1,635	(3,913)	(1,065)
Other assets, net	(6,890)	(4,219)	(10,137)
Accounts payable	(17,163)	11,044	(3,860)
Accrued liabilities	(7,010)	6,170	37,612
Income taxes payable	8,564	(10,897)	20,595
Merchandise and other customer credits	2,755	5,875	7,349
Other long-term liabilities	2,498	4,086	1,338
Net cash provided by operating activities	241,506	110,696	230,351
CASH FLOWS FROM INVESTING ACTIVITIES:			
Equity investments	(9,546)	(7,903)	(70,636)
Capital expenditures	(170,806)	(108,382)	(171,237)
Acquisitions, net of liabilities assumed	–	–	(7,031)
Proceeds from lease incentives	4,554	3,761	5,316
Investments in notes receivable	(2,500)	(1,519)	–
Net cash used in investing activities	(178,298)	(114,043)	(243,588)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of Common Stock	–	–	71,426
Proceeds from (repayment of) short-term borrowings, net	13,852	9,840	(77,676)
Proceeds from issuance of long-term debt	–	–	48,818
Payment on capital lease obligation	(39,485)	–	–
Repurchase of Common Stock	(39,265)	(13,319)	–
Proceeds from exercise of stock options	6,306	10,741	16,380
Cash dividends on Common Stock	(23,315)	(21,820)	(16,083)
Net cash (used in) provided by financing activities	(81,907)	(14,558)	42,865
Effect of exchange rate changes on cash and cash equivalents	(3,239)	(3,418)	(1,285)
Net (decrease) increase in cash and cash equivalents	(21,938)	(21,323)	28,343
Cash and cash equivalents at beginning of year	195,613	216,936	188,593
Cash and cash equivalents at end of year	$173,675	$195,613	$216,936

See Notes to Consolidated Financial Statements.

A. NATURE OF BUSINESS

Tiffany & Co. retails and distributes fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and personal accessories. It is also engaged in product design and manufacturing activities. Sales are made through three segments of business. U.S. Retail includes retail sales in Company-operated stores in the U.S.; International Retail primarily includes retail sales in Company-operated stores and boutiques in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries ("Company"). Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings. The Company's policy restricts the amounts invested in any one bank.

Receivables and Finance Charges

The Company's domestic and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Inventories held by foreign subsidiaries are valued using the FIFO (first-in, first-out) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives: 39 years for buildings, 3-10 years for office equipment and 5-15 years for machinery and equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired and, until February 1, 2002, was being amortized over 20 years using the straight-line method (see Note B, New Accounting Standards). At January 31, 2002 and 2001, unamortized goodwill of $10,393,000 and $10,884,000 was included in other assets, net.

Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 2001, 2000 and 1999, there were no significant impairment losses related to long-lived assets.

Hedging Instruments

Effective February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative instruments be recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments will be reclassified to earnings in the period in which earnings are affected by the hedged item. As of February 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change of $1,653,000, recorded in cost of sales, which reduced net earnings by $975,000, net of income taxes, and increased accumulated comprehensive earnings by $3,773,000, net of income taxes of $2,622,000.

The Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposures. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Media and production costs associated with television advertising are expensed when the advertising first takes place. Advertising costs, which include media, production and catalogs, totaled $68,100,000, $65,400,000 and $57,300,000 in 2001, 2000 and 1999.

Income Taxes

Income taxes are accounted for by using the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect in the years in which the differences are expected to reverse to differences between the book and tax bases of existing assets and liabilities. The Company, its domestic subsidiaries and its foreign branches of U.S. corporations file a consolidated Federal income tax return.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in other expense (income), net.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales. Revenues for gift card and certificate sales and store credits are recognized upon redemption. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience. In 2001, 2000 and 1999, the largest portion of the Company's sales was denominated in U.S. dollars.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance in applying generally accepted accounting principles with respect to revenue recognition. The Company adopted SAB 101 in the fourth quarter of 2000 and its application, retroactive to the beginning of 2000, had no significant impact on its financial position, earnings or cash flows.

In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" and determined that all fees billed related to shipping and handling should be classified as revenue. Subsequently, the EITF determined that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. During 2000 and 1999, the Company reclassified from selling, general and administrative expenses $10,217,000 and $9,833,000 of shipping and handling fees to net sales and $46,062,000 and $41,998,000 of handling costs to cost of sales.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation."

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options.

Stock Splits

On May 18, 2000 and May 20, 1999, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 20, 2000 and July 21, 1999 to stockholders of record on June 20, 2000 and June 23, 1999. Shares, per share and stock option data have been retroactively adjusted to reflect the splits.

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statement amounts and related note disclosures to conform with the current year's presentation.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Accounting for Business Combinations" and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company will be required to review goodwill and certain other intangible assets annually for potential impairment. On February 1, 2002, the Company adopted these standards and their application is not expected to have a significant impact on the Company's financial position, earnings or cash flows.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for the fiscal year beginning February 1, 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard and its application had no significant impact on its financial position, earnings or cash flows.

C. ACQUISITIONS AND DISPOSITIONS

In January 2001, wholesale sales of fragrance products were discontinued in the U.S. and in most international markets; in July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; and in January 2000, wholesale sales of jewelry and non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. As of January 31, 2002, all costs relating to these discontinued operations had been incurred and there was no product return reserve remaining.

In March 1999, the Company acquired the business of a TIFFANY & CO. retail boutique previously operated by Mitsukoshi, Ltd. ("Mitsukoshi"), a leading Japanese department store group, for $7,031,000. The acquisition was accounted for under the purchase method and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill.

D. INVESTMENTS

In May 2001, the Company made an equity investment in Little Switzerland, Inc. ("Little Switzerland"), a publicly-traded company headquartered in the U.S. Virgin Islands. The Company purchased 7,410,000 newly issued unregistered shares of Little Switzerland's common stock, representing approximately 45% of Little Switzerland's outstanding shares, at a cost of $9,546,000. The Company has provided a $2,500,000 loan bearing an interest rate of 3% per annum above LIBOR. Interest is receivable semi-annually on July 31 and January 31 of each calendar year with principal and unpaid interest due on or before April 30, 2006. The Company's investment in Little Switzerland is being accounted for under the equity method based upon its ownership interest and significant influence, including representation on Little Switzerland's Board of Directors. The Company's share of Little Switzerland's results from operations has been included in other expense (income), net and amounted to a loss of $2,483,000 in 2001. On January 31, 2002, the Company's investment had an aggregate fair market value of $14,301,000, based upon the market price of Little Switzerland's common stock on that date.

In February 2000, the Company acquired an approximate 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. Immediately thereafter, the Company entered into a Gift Registry Service Agreement and, as a result, the Company offers its products through Della's site and Della developed an online wedding gift registry for the Company. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to an approximate 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. The Company is accounting for this investment in accordance with the cost method as provided in Accounting Principles Board Opinion No. 18, as amended. In 2001, the Company recorded in other expense (income), net a pretax impairment charge of $7,800,000 representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources Ltd., a publicly-traded company headquartered in Canada, by purchasing 8 million unregistered shares of its common stock, which represents approximately 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamonds. Production is expected to commence in the first half of 2003. On January 31, 2002 and 2001, the Company's investment had aggregate fair market values of $121,440,000 and $69,500,000, based upon the market price of Aber's common stock on those dates. This investment is included in other assets, net and was allocated at the time of investment between the Company's interest in the net book value of Aber and the mineral rights obtained. At January 31, 2002 and 2001, the Company's investment in Aber was $33,088,000 and $20,203,000 and the mineral rights was $41,243,000 and $49,190,000. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence, including representation on Aber's Board of Directors. In February 2001, Aber announced the completion of the sale of its interest in the Snap Lake Project to De Beers Canada Mining, Inc. for $114,000,000. As a result of this sale, the Company recorded in other expense (income), net a pretax gain of $5,257,000, net of mineral rights costs related to the Snap Lake Project. The Company's share of Aber's results from operations (excluding the gain on the sale of its interest in the Snap Lake Project) has been included in other expense (income), net and amounted to losses of $125,000, $1,243,000 and $193,000 in 2001, 2000 and 1999. Depletion of the mineral rights will be recorded as a charge to cost of sales based on the projected units of production method and will commence once production has started. In addition, the Company has formed a joint venture with Aber and has entered into a diamond purchase agreement whereby the Company has the obligation to purchase from the joint venture, subject to the Company's quality standards, a minimum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Interest	$ 19,525	$ 15,487	$14,052
Income taxes	$112,158	$121,019	$67,451

Details of businesses acquired in purchase transactions:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Fair value of assets acquired	$ –	$ –	$7,048
Less: liabilities assumed	–	–	(17)
Net cash paid for acquisitions	$ –	$ –	$7,031

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$2,800	$ 3,300	$1,600
Capital Lease	$ –	$40,747	$ –

F. INVENTORIES

	January 31,	
(in thousands)	2002	2001
Finished goods	$528,671	$510,888
Raw materials	67,779	87,207
Work-in-process	18,722	56,636
	615,172	654,731
Reserves	(3,519)	(3,014)
	$611,653	$651,717

LIFO-based inventories at January 31, 2002 and 2001 were $481,716,000 and $531,936,000 with the current cost exceeding the LIFO inventory value by $18,971,000 and $15,942,000. The LIFO valuation method had the effect of decreasing earnings per diluted share by $0.01 for the years ended January 31, 2002 and 2001, and had the effect of increasing earnings per diluted share by $0.01 for the year ended January 31, 2000.

G. PROPERTY, PLANT AND EQUIPMENT

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.

	January 31,	
(in thousands)	2002	2001
Land	$ 55,498	$ 38,998
Buildings	119,316	63,457
Leasehold improvements	255,233	216,086
Capital lease	–	42,034
Construction-in-progress	55,727	33,747
Office equipment	229,565	186,757
Machinery and equipment	49,398	34,744
	764,737	615,823
Accumulated depreciation and amortization	(239,152)	(192,579)
	$525,585	$423,244

The provision for depreciation and amortization for the years ended January 31, 2002, 2001 and 2000 was $65,997,000, $47,448,000 and $41,161,000. The growth in depreciation and amortization for the year ended January 31, 2002 was primarily due to capital asset additions, as well as accelerated depreciation as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $6,516,000 for the year ended January 31, 2002.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	
(in thousands)	2002	2001
Accounts payable – trade	$ 56,291	$ 73,365
Accrued compensation and commissions	39,144	41,947
Accrued sales and withholding taxes	12,871	13,212
Other	53,476	61,007
	$161,782	$189,531

I. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Net earnings for basic and diluted EPS	$173,587	$190,584	$145,679
Weighted average shares for basic EPS	145,535	145,493	142,968
Incremental shares based upon the assumed exercise of stock options	4,982	6,323	6,698
Weighted average shares for diluted EPS	150,517	151,816	149,666

For the years ended January 31, 2002, 2001 and 2000, there were 3,220,000, 1,683,000 and 36,000 stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

J. DEBT

	January 31,	
(in thousands)	2002	2001
Short-term borrowings:		
Credit facility	$ 36,913	$ 28,108
Other lines of credit	3,489	670
	40,402	28,778
Current portion of long-term debt:		
7.52% Senior Notes	51,500	–
Long-term debt:		
Variable-rate yen loan	41,415	47,487
6.90% Series A Senior Notes	60,000	60,000
7.05% Series B Senior Notes	40,000	40,000
4.50% yen loan	37,650	43,170
7.52% Senior Notes	–	51,500
	179,065	242,157
	$270,967	$270,935

In November 2001, the Company's $160,000,000 multicurrency revolving credit facility ("Credit Facility") was amended to increase the amount to $200,000,000 and the number of participating banks from five to six. The Credit Facility entitles the Company to borrow $38,750,000 on a pro-rata basis from each of three banks,

$25,000,000 from one bank, $15,000,000 from another bank and $43,750,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires on November 5, 2006. The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest coverage ratios, in addition to other requirements customary to loan facilities of this nature. At January 31, 2002 and 2001, the amounts outstanding under the Credit Facility were $36,913,000 and $28,108,000 with interest rates ranging from 0.22% to 9.70% and 0.26% to 7.80%. The weighted average interest rates for the Credit Facility were 3.57% and 4.55% for the years ended January 31, 2002 and 2001.

The Company also has other lines of credit totalling $5,474,000. At January 31, 2002 and 2001, amounts outstanding under these lines of credit were $3,489,000 and $670,000.

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2002 was 0.59% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of interest of 1.815% and receives the floating rate on the yen 5,500,000,000 loan. The interest-rate swap agreement had the effect of increasing interest expense by $508,000, $538,000 and $156,000 for the years ended January 31, 2002, 2001 and 2000.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The Company has a yen 5,000,000,000, 15-year term loan agreement due 2011, bearing interest at a rate of 4.50%.

The Company has issued, at par, $51,500,000 of 7.52% Senior Notes Due January 31, 2003 and, accordingly, is classified as a current liability at January 31, 2002. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The Company had letters of credit and financial guarantees of $12,314,000 at January 31, 2002.

The fair value of the 7.52% Senior Notes at January 31, 2002 and 2001 was $53,147,000 and $52,751,000. The fair value of the 6.90% Series A Senior Notes at January 31, 2002 and 2001 was $60,420,000 and $59,349,000. The fair value of the 7.05% Series B Senior Notes at January 31, 2002 and 2001 was $40,075,000 and $39,272,000. The fair values of the Senior Notes and the Series A and Series B Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% yen long-term debt was $45,541,000 and $50,002,000 at January 31, 2002 and 2001. The fair value of the 4.50% yen debt is based upon discounted cash flow analysis for securities with similar characteristics. The fair value of the yen variable-rate long-term debt approximates its carrying value of $41,415,000 and $47,487,000 at January 31, 2002 and 2001 due to its variable interest rate terms.

K. HEDGING INSTRUMENTS

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy all of their inventory requirements by purchasing merchandise from the Company's New York subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign-exchange risk that may be hedged. To mitigate this risk, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions.

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") and enters into forward foreign-exchange contracts that are designated as hedges of forecasted purchases of merchandise and to settle liabilities in foreign currencies. The Company accounts for its option contracts as cash flow hedges. Effective November 1, 2001, the Company assesses hedge effectiveness based on the total changes in the option's cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive (loss) gain and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. Prior to November 1, 2001, the Company excluded time value from the assessment of effectiveness, which amounted to pretax hedging losses of $375,000, recorded in cost of sales. There was no ineffectiveness related to the Company's option contracts in 2001. The fair value of the options was $8,562,000 and $5,411,000 at January 31, 2002 and 2001. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2002 and 2001, the Company also had $16,306,000 and $18,003,000 of outstanding forward foreign-exchange yen contracts, which subsequently matured on February 26, 2002 and February 26, 2001, to support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

The Company utilizes an interest-rate swap agreement to effectively convert its floating-rate obligation to a fixed-rate obligation. The Company accounts for its interest-rate swap as a cash flow hedge. There was no ineffectiveness related to the Company's interest-rate swap in 2001. The fair value of the interest-rate swap agreement was $1,298,000 and $1,204,000 at January 31, 2002 and 2001 and was based upon the amounts the Company would expect to pay to terminate the agreement.

Hedging activity affected accumulated other comprehensive (loss) gain, net of income taxes, as follows:

	Year Ended January 31,
(in thousands)	2002
Balance at beginning of period	$ –
Impact of adoption	3,773
Derivative gains transferred to earnings	(4,672)
Change in fair value	7,414
	$6,515

The Company expects $7,299,000 of derivative gains included in accumulated other comprehensive income to be reclassified into earnings within the next 12 months. This amount may vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. Retail store leases may require the payment of minimum rentals and contingent rent based upon a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2032, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	**2002**	2001	2000
Minimum rent for retail stores and boutiques	**$32,044**	$29,277	$27,114
Contingent rent based on sales	**15,668**	17,469	13,195
Office, distribution and manufacturing facilities rent	**10,809**	11,737	16,482
	$58,521	$58,483	$56,791

Aggregate minimum annual rental payments under noncancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments *(in thousands)*
2003	$ 51,771
2004	47,804
2005	42,294
2006	38,113
2007	34,190
Thereafter	218,275

At January 31, 2002, the Company's contractual cash obligations and commercial commitments were: inventory purchases of $97,370,000 excluding the obligation under the joint venture agreement with Aber (see Note D), construction-in-progress of $33,562,000 and other contractual obligations of $2,700,000.

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Existing agreements were scheduled to expire in 2001. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of 24 TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company is not restricted from further expansion of its Tokyo operations. In addition, the Company will pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, followed by a greater reduction in fees beginning in 2003. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $93,971,000, $102,204,000 and $91,824,000 in 2001, 2000 and 1999.

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant impact on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

A member of the Company's Board of Directors, who joined in July 2001, is an officer of a technology and information services company which has had a long-standing business relationship with the Company. Fees paid to that company for services performed amounted to $4,700,000, $3,100,000 and $2,100,000 in 2001, 2000 and 1999.

A member of the Company's Board of Directors is an officer of a financial services company which is serving as a placement agent for a new debt instrument in an amount of up to $100,000,000.

An officer of the Company is a member of the Board of Directors of a financial services company that serves as the Company's lead bank for its Credit Facility and serves as the plan administrator for the Company's pension plan.

N. STOCKHOLDERS' EQUITY

Authorized Stock

In May 2000, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 120,000,000 to 240,000,000 shares.

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.69 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and used to support ongoing business expansion.

Stock Repurchase Program

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superceded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share; repurchased and retired 465,000 shares of Common Stock in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share. No repurchases were made in 1999.

Preferred Stock

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 2002 and 2001, there were no shares of Preferred Stock issued or outstanding.

Stockholder Rights Plan

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan ("Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

Cash Dividends

The Board of Directors declared an increase of 33% in the quarterly dividend rate on common shares in both May 2000 and May 1999, increasing the quarterly rate to $0.04 and $0.03 per share. On February 20, 2002, the Board of Directors declared a quarterly dividend of $0.04 per common share. This dividend will be paid on April 10, 2002 to stockholders of record on March 20, 2002.

O. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and the Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to award is 10,365,000 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years from the date of grant (vesting in increments of 25% per year over a four-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 4,324,094 shares remain subject to issuance based on prior grants made under such plan. Under the Directors Option Plan, the maximum number of shares of Common Stock subject to award is 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the date of grant (vesting in increments of 50% per year over a two-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognized compensation expense relating to options granted at below market value based on the difference between the option price and the fair market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 31, 1999	12,561,588	$ 8.66
Granted	1,899,400	39.54
Exercised	(3,006,564)	5.45
Forfeited	(168,800)	12.06
Outstanding, January 31, 2000	11,285,624	14.66
Granted	1,581,300	33.06
Exercised	(1,307,545)	8.21
Forfeited	(228,850)	20.71
Outstanding, January 31, 2001	11,330,529	17.85
Granted	2,067,250	33.80
Exercised	(642,870)	9.58
Forfeited	(246,949)	28.65
Outstanding, January 31, 2002	**12,507,960**	**$20.70**

Options exercisable at January 31, 2002, 2001 and 2000 were 7,805,486, 6,438,929 and 5,675,874.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon fair value at grant date, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	**2002**	2001	2000
Net earnings:			
As reported	**$173,587**	$190,584	$145,679
Pro forma	**162,874**	181,473	139,976
Earnings per basic share:			
As reported	**1.19**	1.31	1.02
Pro forma	**1.12**	1.25	0.98
Earnings per diluted share:			
As reported	**1.15**	1.26	0.97
Pro forma	**1.08**	1.20	0.94

The weighted-average fair values of options granted for the years ended January 31, 2002, 2001 and 2000 were $12.33, $12.14 and $15.10. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Years Ended January 31,		
	2002	2001	2000
Dividend yield	0.7%	0.7%	0.7%
Expected volatility	36.5%	35.0%	33.0%
Risk-free interest rate	4.3%	4.9%	6.7%
Expected life (years)	5	5	5

The following tables summarize information concerning options outstanding and exercisable at January 31, 2002:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 0.97–$ 6.88	2,424,612	4.28	$ 4.97
$ 8.50–$ 9.48	2,084,460	6.60	9.46
$10.14–$12.20	332,550	6.54	11.33
$14.98–$14.98	2,399,900	6.97	14.98
$17.59–$34.02	3,504,138	9.43	32.68
$34.92–$42.08	1,762,300	8.06	41.38
	12,507,960	7.22	$20.70

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$ 0.97–$ 6.88	2,424,612	$ 4.97
$ 8.50–$ 9.48	2,074,960	9.46
$10.14–$12.20	274,050	11.26
$14.98–$14.98	1,781,950	14.98
$17.59–$34.02	419,475	30.71
$34.92–$42.08	830,439	41.78
	7,805,486	$13.97

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains a noncontributory defined benefit pension plan ("Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees. The Company funds the Plan's trust in accordance with regulatory limits to provide for current service and for unfunded projected benefit obligation over a reasonable period. Assets of the Plan consist primarily of equity mutual funds, common stocks and U.S. Government, corporate and mortgage obligations. The Plan's assets also include investments in the Company's Common Stock representing 11% and 10% of Plan assets at January 31, 2002 and 2001.

The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on prior years' claims experience.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension Benefits		Other Postretirement Benefits	
(in thousands, except percentages)	2002	2001	2002	2001
CHANGE IN BENEFIT OBLIGATION:				
Benefit obligation at beginning of year	$ 89,819	$ 76,339	$ 25,794	$ 22,306
Service cost	6,040	4,632	2,769	2,129
Interest cost	6,297	5,487	2,064	1,642
Participants' contributions	–	–	33	33
Amendment	1,132	–	–	–
Actuarial loss	6,037	6,203	9,093	618
Benefits paid	(2,952)	(2,842)	(966)	(934)
Benefit obligation at end of year	$106,373	$ 89,819	$ 38,787	$ 25,794
CHANGE IN PLAN ASSETS:				
Fair value of plan assets at beginning of year	$ 79,281	$ 85,882	$ –	$ –
Actual return on plan assets	(3,462)	(3,759)	–	–
Employer contribution	–	–	933	901
Participants' contributions	–	–	33	33
Benefits paid	(2,952)	(2,842)	(966)	(934)
Fair value of plan assets at end of year	$ 72,867	$ 79,281	$ –	$ –
Funded status	$(33,506)	$(10,538)	$(38,787)	$(25,794)
Unrecognized net actuarial loss (gain)	7,867	(7,440)	8,337	(727)
Unrecognized prior service cost	–	10	–	275
Unrecognized transition obligation	1,132	31	281	–
Accrued benefit cost	$(24,507)	$(17,937)	$(30,169)	$(26,246)
Weighted-average assumptions at end of year:				
Discount rate	6.75%	7.00%	6.75%	7.00%
Expected return on plan assets	9.00%	9.00%	–	–
Rate of increase in compensation	4.00%	4.25%	–	–

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2002	2001	2000	2002	2001	2000
Service cost-benefits earned during period	$ 6,040	$4,632	$4,503	$2,769	$2,129	$1,626
Interest cost on accumulated benefit obligation	6,297	5,487	4,444	2,064	1,642	1,030
Return on plan assets	(5,808)	(5,166)	(4,373)	–	–	–
Net amortization and deferrals	41	241	971	(23)	(5)	(230)
Net expense	$ 6,570	$5,194	$5,545	$4,810	$3,766	$2,426

For postretirement benefit measurement purposes, 11.50% (for pre-age 65 retirees) and 12.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2001. The rate was assumed to decrease gradually to 5.00% for both groups by 2017 and remain at that level thereafter.

Assumed health-care-cost trend rates have a significant effect on the amounts reported for the Company's postretirement health care benefits plan. A one percentage point change in the assumed health-care-cost trend rate would increase the Company's accumulated postretirement benefit obligation by $6,487,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $1,005,000 for the year ended January 31, 2002. Decreasing the health-care-cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $5,225,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $789,000 for the year ended January 31, 2002.

Other Retirement Plans

The Company has deferred compensation arrangements for certain executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $18,163,000 and $16,017,000 at January 31, 2002 and 2001, and are reflected in other long-term liabilities. The Company funds a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets, net.

Profit Sharing and Retirement Savings Plan

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions, in the form of newly issued Company Common Stock, to the employees' accounts based upon the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Board of Directors. The Company recorded charges in 2001, 2000 and 1999 of $1,000,000, $2,800,000 and $3,300,000. Under the retirement savings portion of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded charges of $4,054,000, $3,635,000 and $2,983,000 in 2001, 2000 and 1999. Contributions to both portions of the EPSRS Plan are made in the following year.

Under the profit sharing portion of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in company stock. At January 31, 2002, investments in company stock in the profit sharing portion and in the retirement savings portion represented 28% and 23% of total EPSRS Plan assets.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
United States	**$204,955**	$245,665	$177,011
Foreign	**84,357**	71,976	71,047
	$289,312	$317,641	$248,058

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Current:			
Federal	**$ 72,943**	$ 80,530	$ 58,908
State	**21,091**	21,309	20,406
Foreign	**28,328**	25,988	30,900
	122,362	127,827	110,214
Deferred:			
Federal	**(5,166)**	476	(4,932)
State	**(2,429)**	(1,222)	(2,261)
Foreign	**958**	(24)	(642)
	(6,637)	(770)	(7,835)
	$115,725	$127,057	$102,379

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2002	2001
Postretirement/employment benefits	**$ 13,835**	$ 12,080
Inventory reserves	**24,939**	13,657
Accrued expenses	**11,066**	11,267
Financial hedging instruments	**(602)**	1,173
Depreciation	**4,288**	1,187
Pension contribution	**6,478**	7,231
Undistributed earnings of foreign subsidiaries	**(19,719)**	(15,144)
Other	**5,445**	3,900
	$ 45,730	$ 35,351

The income tax effects of items comprising the deferred income tax benefit were as follows:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Postretirement/employment benefit obligations	**$ (1,730)**	$ (1,360)	$ (739)
Undistributed earnings of foreign subsidiaries	**4,575**	5,074	3,754
Accelerated depreciation	**(2,461)**	(1,129)	(485)
Inventory reserves	**(930)**	(1,874)	1,335
Financial hedging instruments	**1,775**	(553)	999
Inventory capitalization	**(6,518)**	(671)	(89)
Asset impairment	**(2,732)**	–	–
Accrued expenses	**392**	3,391	(7,577)
Excess pension contribution	**753**	(2,324)	(2,523)
Other	**239**	(1,324)	(2,510)
	$ (6,637)	$ (770)	$ (7,835)

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2002	2001	2000
Statutory Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal benefit	**4.3**	4.1	4.8
Foreign losses with no tax benefit	**0.3**	0.6	0.7
Other	**0.4**	0.3	0.8
	40.0%	40.0%	41.3%

R. SEGMENT INFORMATION

The Company operates its business in three reportable segments: U.S. Retail, International Retail and Direct Marketing. The Company's reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Company's products are primarily sold in more than 100 TIFFANY & CO. stores and boutiques in key markets around the world. In Japan, the Company's largest international operation, net sales accounted for 28%, 28% and 27% of the Company's net sales in 2001, 2000 and 1999. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Certain information relating to the Company's reportable segments is set forth below:

	Years Ended January 31,		
(in thousands)	2002	2001	2000
Net sales:			
U.S. Retail	**$ 786,792**	$ 833,221	$ 744,425
International Retail	**659,028**	679,274	589,607
Direct Marketing	**160,715**	155,561	137,658
	$1,606,535	$1,668,056	$1,471,690
Earnings from operations*:			
U.S. Retail	**$ 199,293**	$ 230,795	$ 176,827
International Retail	**196,753**	188,216	149,918
Direct Marketing	**26,055**	22,277	17,707
	$ 422,101	$ 441,288	$ 344,452

* *Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.*

The Company's Executive Officers evaluate the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. For the years ended January 31, 2002, 2001 and 2000, total assets were $1,629,868,000, $1,568,340,000 and $1,343,562,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

	Years Ended January 31,		
(in thousands)	**2002**	2001	2000
Earnings from operations for reportable segments	**$422,101**	$441,288	$344,452
Unallocated corporate expenses	**(112,204)**	(113,892)	(87,569)
Interest and other expenses, net	**(20,585)**	(9,755)	(8,825)
Earnings before income taxes	**$289,312**	$317,641	$248,058

Sales to unaffiliated customers and long-lived assets were as follows:

Geographic Areas

	Years Ended January 31,		
(in thousands)	**2002**	2001	2000
Net sales:			
United States	**$ 972,178**	$1,022,203	$ 914,948
Japan	**448,239**	463,130	403,148
Other countries	**186,118**	182,723	153,594
	$1,606,535	$1,668,056	$1,471,690
Long-lived assets:			
United States	**$ 504,187**	$ 407,412	$ 305,641
Japan	**4,541**	6,490	8,430
Other countries	**32,684**	24,246	21,757
	$ 541,412	$ 438,148	$ 335,828

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	**2002**	2001	2000
Net sales:			
Jewelry	**$1,276,344**	$1,300,697	$1,110,964
Tableware, timepieces and other	**330,191**	367,359	360,726
	$1,606,535	$1,668,056	$1,471,690

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001 Quarter Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$336,401	$371,301	$333,074	$ 565,759
Gross profit	190,140	215,871	192,839	344,627
Earnings from operations	49,221	65,670	46,041	148,965
Net earnings	30,762	36,052	24,028	82,745
Net earnings per share:				
Basic	$ 0.21	$ 0.25	$ 0.17	$ 0.57
Diluted	$ 0.20	$ 0.24	$ 0.16	$ 0.55

	2000 Quarter Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$345,143	$374,448	$372,074	$576,391
Gross profit	188,709	212,454	206,365	340,886
Earnings from operations	53,395	67,077	63,052	143,872
Net earnings	30,425	39,165	36,320	84,674
Net earnings per share:				
Basic	$ 0.21	$ 0.27	$ 0.25	$ 0.58
Diluted	$ 0.20	$ 0.26	$ 0.24	$ 0.56

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

BOARD OF DIRECTORS

William R. Chaney
Chairman of the Board, Tiffany & Co.

Rose Marie Bravo
Worldwide Chief Executive, Burberry Limited

Samuel L. Hayes III
Jacob H. Schiff Professor of Investment Banking Emeritus, Harvard Business School

Abby F. Kohnstamm
Senior Vice President, International Business Machines Corporation

Michael J. Kowalski
President and Chief Executive Officer, Tiffany & Co.

Charles K. Marquis
Senior Advisor, Investcorp International, Inc.

James E. Quinn
Vice Chairman, Tiffany & Co.

William A. Shutzer
Managing Director, Lehman Brothers

EXECUTIVE OFFICERS OF THE COMPANY

William R. Chaney
Chairman of the Board

Michael J. Kowalski
President and Chief Executive Officer

James E. Quinn
Vice Chairman

Beth O. Canavan
Executive Vice President

James N. Fernandez
Executive Vice President and Chief Financial Officer

Victoria Berger-Gross
Senior Vice President–Human Resources

Patrick B. Dorsey
Senior Vice President–General Counsel and Secretary

Linda A. Hanson
Senior Vice President–Merchandising

Fernanda M. Kellogg
Senior Vice President–Public Relations

Caroline D. Naggiar
Senior Vice President–Marketing

John S. Petterson
Senior Vice President–Operations

DESIGN DIRECTOR

John R. Loring

VICE PRESIDENTS OF TIFFANY AND COMPANY, THE COMPANY'S NEW YORK SUBSIDIARY

Mark L. Aaron
Investor Relations

Sandra M. Alton
U.S. Retail Sales–Philadelphia Market

Elisabeth P. Ames
U.S. Retail Sales Development

Francis E. Arcaro
Merchandising–Elsa Peretti

Peter-Tolin Baker
Visual Merchandising

Judith A. Baldissard
Strategic Planning

Jeffrey E. Bateman
U.S. Retail Sales–Florida Region

Philip M. Bottega
Store Planning and Facilities

Diane R. Brown
U.S. Retail Sales–Washington, D.C. Market

J. Thomas Carroll
U.S. Retail Sales–Mid-Atlantic Region

Robert L. Cepek
General Manager U.S. Retail Sales–New York

Mindy G. Chozick
Sales Service

Michael C. Christ
Group Vice President–U.S. Retail Sales

Pamela Cloud
Demand Management

Charles W. Coleman
Business Recognition Sales

Michael W. Connolly
Treasurer

Robert W. Davidson
Chief Information Officer

John H. Dickinson
U.S. Retail Sales–Houston

Wendy A. Eagan
U.S. Retail Sales–Northeast Region

David Eisenhower
Human Resources

Catherine Y. Elward
U.S. Retail Sales–Central Region

Warren S. Feld
Controller

Susan J. Gearey
U.S. Retail Sales–Northwest Region

Edward J. Gerard
U.S. Retail Sales–Pacific Region

Leonard Greendyk
Business Systems Development

Catherine F. Hagan
U.S. Retail Sales–Boston Market

Suzanne Halmi
U.S. Retail Sales–North Central Market

Andrew W. Hart
Diamond Division

Marissa D. Harvey
Product Sourcing

Robert B. Headley
Technical Services

Adina C. Kagan
Advertising

Nancy E. Kanterman
Fragrance

Jon M. King
Group Vice President–Product Planning

Melvyn Kirtley
Group Vice President–U.S. Retail Sales

Nancy Klein
Product Development Design

Elizabeth A. Lange
Worldwide Customer Relations

Dorothy L. Mason
U.S. Retail Sales–Texas Market

Merritt W. Mayher
Category Management

Eileen M. McCarty
European Product Development

David F. McGowan
Security Worldwide

Patrick F. McGuiness
Group Vice President–Finance

Kevin J. O'Halloran
Direct Marketing

John C. Orrico
Group Vice President–Merchandising Supply Chain Operations

Tarz F. Palomba
Legal

Kent R. Rauscher
Distribution

Robert S. Rufino
Visual Merchandising and Creative Services

John F. Schaedel
Internal Audit and Financial Controls

Detra K. Segar
U.S. Retail Sales–Pacific North Market

F. Scott Shibley
Business Sales

Karen L. Silveira
Marketing Creative Director

VICE PRESIDENTS – INTERNATIONAL REGIONS

Darren Chen
Asia

Raul Dabalsa
Latin America

Katsuhiko Nitta
Japan

Cesare Settepassi
Europe

INTERNATIONAL MANAGEMENT

Andrea Artigas
Mexico

Wolfgang S. Bierlein
Munich

Rita Cheng
Taiwan

Agnes Cromback
Paris

Hubertus von Frankenberg
Frankfurt

Andrea M. Hopson
Canada

Michelle Kim
Korea

Barbara J. Kovacs
London

Peter Markus
Australia

Ginny Ng
South Asia

Othmar Stadler
Zurich

COMPANY HEADQUARTERS

Tiffany & Co.
727 Fifth Avenue
New York, New York 10022
212-755-8000

TIFFANY & CO. SHARES

The shares of Tiffany & Co. Common Stock are listed on the New York Stock Exchange with the symbol TIF.

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 16, 2002, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street
New York, New York

TRANSFER AGENT AND REGISTRAR

Please direct communications regarding individual stock records, address changes or dividend payments to:
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-851-9677 or 201-329-8660
www.mellon-investor.com

DIVIDEND PAYMENTS

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

INFORMATION UPDATES

Tiffany's quarterly financial results and other important information are available by calling our Shareholder Information Line 800-TIF-0110 or by accessing our Web site at www.tiffany.com.

INVESTOR/FINANCIAL MEDIA CONTACT

Securities analysts, investors and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters, or by calling 212-230-5301.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's 2001 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission by writing to Patrick B. Dorsey, Senior Vice President – General Counsel and Secretary, at the Company's headquarters.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, New York 10019

CATALOGS

SELECTIONS® catalogs are automatically mailed to registered shareholders. To request a catalog, please call 800-526-0649.

[STOCK PRICE AND DIVIDEND INFORMATION]

	2001	2000	1999	1998	1997
Stock price at end of year	**$35.70**	$37.48	$37.00	$14.41	$9.69

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2001			2000			2001	2000
Quarter	High	Low	Close	High	Low	Close		
First	$37.16	$25.12	$32.42	$42.75	$27.25	$36.34	$0.04	$0.03
Second	38.25	31.55	35.30	38.75	27.09	34.25	0.04	0.04
Third	36.60	19.90	23.39	45.38	32.00	42.69	0.04	0.04
Fourth	36.59	22.86	35.70	43.56	26.75	37.48	0.04	0.04

Stock prices and cash dividends per share have been retroactively adjusted to reflect the two-for-one splits in 2000 and 1999 of the Company's Common Stock. On March 4, 2002, the closing price of Tiffany & Co. Common Stock was $34.93 and there were 3,426 holders of record of the Company's Common Stock.